LUNA INNOVATIONS INCORPORATED

One Riverside Circle, Suite 400

Roanoke, Virginia 24016

February 17, 2015

VIA EDGAR

Daniel Greenspan

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Luna Innovations Incorporated Registration Statement on Form S-4 File No. 333-201956 Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Luna Innovations Incorporated (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-4, as amended (File No. 333-201956) (the “Registration Statement”) to become effective at 5:00 p.m. Eastern time on February 17, 2015, or as soon thereafter as practicable, or at such later time as the Registrant or its counsel may orally request via telephone call to the staff.

The Registrant hereby acknowledges that:

(i)	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(ii)	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii)	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature page follows]

U.S. Securities and Exchange Commission

February 17, 2015

Very truly yours,

LUNA INNOVATIONS INCORPORATED

By:	/s/ Talfourd H. Kemper, Jr.
Talfourd H. Kemper, Jr.
VP, General Counsel and Secretary

cc:	Darren K. DeStefano, Cooley LLP